make my trip goibibo go redBus.in RIGHTSTAY ryde LET’S TRAVEL TOGETHER
Creating a Leading Indian Travel Group
18 October 2016

Safe Harbor
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed transaction will be submitted to the shareholders of MakeMyTrip for their consideration. MakeMyTrip will provide a proxy statement to its respective shareholders for consideration of the proposed transaction. Investors and security holders are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about MakeMyTrip, ibibo Group and the proposed transaction. Investors and security holders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about MakeMyTrip and the transaction free of charge at the SEC’s website at http://www.sec.gov. In addition, the proxy statement, the SEC filings that will be incorporated by reference in the proxy statement and the other documents filed with the SEC by MakeMyTrip may be obtained free of charge by directing such request to request to Jonathan Huang, Vice President – Investor Relations at Jonathan.Huang@makemytrip.com or +1 (917) 769-2027.
MakeMyTrip and its directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transaction from the shareholders of MakeMyTrip. Information about the directors and executive officers of MakeMyTrip is set forth in MakeMyTrip’s annual report on Form 20-F, which was filed with the SEC on June 14, 2016. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.
Special Note Regarding Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of ibibo Group by MakeMyTrip, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; (ii) MakeMyTrip and ibibo Group’s plans, objectives, expectations and intentions; (iii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will,” and words of similar meaning or similar references to future periods.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of MakeMyTrip’s business, including the effects of the proposed acquisition of ibibo Group by MakeMyTrip, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, which may include third-party approvals, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; (ii) the inability to complete the transaction due to the failure to obtain the required shareholder approval; (iii) the inability to satisfy the other conditions specified in the transaction agreement, including without limitation, the receipt of necessary governmental or regulatory approvals required to complete the transaction; (iv) the inability to successfully integrate the businesses of MakeMyTrip and ibibo Group or to integrate the businesses within the anticipated timeframe; (v) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer or supplier loss and employee retention as a result of the announcement and consummation of such transactions; (vi) the inability to recognize the anticipated benefits of the combination of MakeMyTrip and ibibo Group, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (vii) the outcome of any legal proceedings that may be instituted against MakeMyTrip, ibibo Group or others following announcement of the transaction; and (viii) the possibility that MakeMyTrip or ibibo Group may be adversely affected by other economic, business, and/or competitive factors.
Additional information concerning these and other important factors can be found within MakeMyTrip’s filings with the SEC, which discuss the foregoing risks as well as other important risk factors that could contribute to such differences or otherwise affect our business, results of operations and financial condition. Statements in this communication should be evaluated in light of these important factors. The forward-looking statements in this communication speak only as of the date they are made. Except for the ongoing obligations of MakeMyTrip to disclose material information in accordance with law, MakeMyTrip does not undertake any obligation to, and expressly disclaims any such obligation to, update or alter any forward-looking statement to reflect new information, circumstances or events that occur after the date such forward-looking statement is made unless required by law.

Summary transaction terms
Transaction Structure
Naspers and Tencent, through their jointly owned holding company (91% owned by Naspers and 9% owned by Tencent), are selling Ibibo Group (“ibibo”) to MakeMyTrip (“MMYT”) in exchange for issuance of new shares by MMYT
Ownership
At closing: MMYT shareholders 60%; ibibo shareholders 40%
Prior to closing, US$180 million, 5-year convertible notes issued to Ctrip to be converted into common equity
Governance and Leadership
MMYT Board to have ten members, of whom (A) four shall be nominated by ibibo Parent, (B) one shall be nominated by Ctrip, (C) two shall be nominated by MMYT management and (D) three shall be individuals who each qualify as an independent director
Senior Leadership
Deep Kalra, Founder, Group CEO, Executive Chairman
Rajesh Magow, Co-Founder & India CEO
Ashish Kashyap, Co-Founder & President
Approvals Received and Key Closing Conditions
Board approvals received from MMYT, ibibo and Naspers
Shareholder approval required
Ctrip, SAIF and MMYT founders have executed shareholder support agreements in favour of the combination
Naspers and Tencent will contribute proportionate working capital upon closing
Transaction subject to regulatory approvals, customary closing conditions
Expected transaction closing by end of December 2016

Introduction to Ibibo Group
Founded in January 2007, ibibo is a greenfield incubation founded by Ashish Kashyap and backed by Naspers
Since then it has grown into one of India’s leading travel groups
Comprehensive Presence Across Value Chain
Traveler Apps Accommodation Community Intercity Bus Intercity Cars
Supplier Facing Apps Accommodation Owners Transportation Providers
Note:
1. Financials and KPIs for Fiscal year ending March 31 2016
Robust Performance Across Business Segments(1)
23.2 MM Total Transactions
2.7 MM Air Transactions
3.6 MM Hotels Transactions
17.0 MM Bus Transactions

MMYT and ibibo consolidate leadership in India’s travel booking services
Leader in the large and rapidly growing Indian travel market
Truly one-stop-shop for all Indian travellers
Creating a bouquet of the leading online consumer brands in travel
Industry leading hotels platform in a highly underpenetrated and fragmented market
Mobile first business for digital India
Potential value creation from synergies generated through the combination
Healthy financials and balance sheet, with the backing of strong global strategic investors
Further strengthening of leadership team and management depth

Industry leading scale in Indian travel services industry
34.1 MM Total Transactions(1)
9.7 MM Air Transactions(1)
6.6 MM Hotels Transactions(1,3)
17.5 MM Bus Transactions(1)
45% Mobile Transactions(1,2)
Note:
1. Financials and KPIs for Fiscal year ending March 31 2016 and combined on a pro-forma as-is basis
2. Includes Air, Hotels & Bus transactions only
3. Includes MMYT’s international standalone hotels transactions

Creation of a bouquet of the best travel services brands in India
Established Leading Brands
makemytrip
Dil toh roaming hai
goibibo.com
redBus.in
Emerging Brands
RIGHTSTAY
ryde by ibibo group

Mobile first business with deep technology investments
Key Pro-forma Mobile Metrics
4.0 MM Total India Hotel Transactions on Mobile(1)
3.2 MM Total Air Transactions on Mobile(1)
MMYT: Key Mobile Metrics(2)
27.5 MM App downloads till date
43% of Domestic Online Flights Orders
74% of Domestic Online Hotels Orders
ibibo: Key Mobile Metrics(2)
24.0 MM App downloads till date
46% of Online Flights Orders
83% of Online Hotels Orders
Note:
1. KPIs as of Fiscal year ending March 31 2016 and combined on a pro-forma as-is basis
2. KPIs as of quarter ending June 30 2016

Consolidation to unlock meaningful synergies over full implementation
Cash Flow Synergies
Sales & Promotion, Loyalties & Discounts
New Growth Opportunities
Outsourcing Synergies
Facilities & Infrastructure Consolidation
Operational Synergies